June 20, 2014

Re:                                         Kosmos Energy Ltd. (the “Company”)
Form 10-K for the Fiscal Year ended December 31, 2013 (the “Form 10-K”)
Filed February 24, 2014
File No. 001-35167

Mr. Brad Skinner
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549-4628

Dear Mr. Skinner:

This letter is in response to your letter dated June 12, 2014.  We have set forth your comments followed by the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2013

Business, page 8

Operations by Geographic Area, page 10

Our Ghanaian Discoveries, page 12

l.                                         The disclosure in footnote 8 on page 11 states “We submitted the Jubilee Full Field Development Plan (“JFFDP”) to Ghana’s Minister of Energy in December 2012 and subsequently withdrew based on discussions with the government of Ghana. A PoD  providing for development of the next phase within the Jubilee Field is expected to be submitted during 2014, although we can give no assurance that such approvals will be forthcoming in a timely manner or at all.” Please tell us the extent to which any of the proved undeveloped reserves disclosed as of December 31, 2013 are subject to approval under the Jubilee Full Field Development Plan.

As of December 31, 2013, we did not have any proved undeveloped reserves associated with the Jubilee Full Field Development Plan.  The proved undeveloped reserves recorded are related to previously approved PoDs.  The Jubilee Full Field Development Plan allows for additional development of the Jubilee Field beyond the Jubilee Field Phase 1 PoD and Jubilee Field Phase 1A PoD.

Summary of Oil and Gas Reserves, page 20

2.                                      We note your disclosure makes reference to “oil, condensate, NGLS” in the tabular presentation of the net proved reserves for each of the years ending 2011, 2012 and 2013. The staff considers natural gas liquids (NGLs) to be a separate product type under Item 1202(a)(4) of Regulation S-K; therefore, NGL reserves, if material, should be presented as separate quantities for disclosure under Items 1202(a)(2) and 1204 of

Kosmos Energy Ltd.

c/o Kosmos Energy, LLC 8176 Park Lane, Suite 500 Dallas, Texas 75231 Phone 214-445-9600 Fax 214 363 9024

Regulation S-K. Please tell us the extent to which your proved reserves and production for each of the periods disclosed include natural gas liquids (NGLs).

As of December 31, 2013, 2012 and 2011, we did not have any proved reserves or production associated with natural gas liquids.  Should we have material NGL reserves in the future, we will disclose NGL reserves as separate quantities for disclosure under Items 1202(a)(2) and 1204 of Regulation S-K.

3.                                      Please tell us the extent to which any of the proved undeveloped reserves disclosed as of December 31, 2013 will not be developed within five years since your initial disclosure of these reserves. Also, please clarify your disclosure in this regard and if applicable provide an explanation for the specific circumstances for any material amounts of proved undeveloped reserves that will remain undeveloped for five years or more after their initial disclosure. Please refer to Item 1203(d) of Regulation S-K and question 131.03 in the Compliance and Disclosure Interpretations (C&DIs), issued October 26, 2009 and updated May 16, 2013, for additional guidance. You may find the C&DIs on our website at the following address: http://www.sec.gov/divisions/corpfin/guidance/oilandgasinterp.htm

All of our proved undeveloped reserves are expected to be developed within five years or less from their initial disclosure.  In future filings, as required by Item 1203 of Regulation S-K, we will specifically disclose as such and to the extent any material amounts of proved undeveloped reserves remain undeveloped for five years or more and we will explain the reasons thereto.

Drilling Activity, page 26

4.                                      We note the disclosure of your drilling activity for each of the last three fiscal years in accordance with the requirements in Item 1205 of Regulation S-K; however, it does not appear that your disclosure also fulfills the requirements pursuant to Item 1208(a) of Regulation S-K. Please revise or otherwise expand your disclosure to present the total gross and net productive wells expressed separately for oil and gas as of a reasonable current date or as of the end of the current fiscal year pursuant to the disclosure requirements under Item 1208(a) of Regulation S-K. Please refer to the definition of productive wells contained in Item 1208(c)(3) of Regulation S-K for additional guidance.

We would like to draw to your attention to the section, “Business — Operations by Geographic Area” on page 12 of the Form 10-K.  We include the number of gross producing wells (ie. productive wells) relating to the Jubilee discovery, broken out by the Jubilee Phase 1 development and Jubilee Phase 1A development.  All of our productive wells are located in the Jubilee Field offshore Ghana.  Additionally, a reader can calculate the net productive wells based on our Jubilee Field participating interest disclosed on page 12 of the Form 10-K.

In future filings, we will add the following to the section “Business — Summary of Oil and Gas Reserves” (updated for applicable facts at the time of filing) to more clearly state the number of gross productive wells and to include the net productive wells, as required by Item 1208 of Regulation S-K.

Productive wells

Productive wells consist of producing wells and wells capable of production, including wells awaiting connections. For wells that produce both oil and gas, the well is classified as an oil well. The following table sets forth the number of productive oil and gas wells in which we held an interest at December 31, 2013:

	Productive Oil Wells		Productive Gas Wells		Total
	Gross	Net	Gross	Net	Gross	Net
Ghana - Jubilee Unit	12	2.88	—	—	12	2.88

Financial Statements and Supplementary Data, page 95

Notes to Consolidated Financial Statements, page 103

Note 6. Suspended Well Costs, page 112

5.                                      Disclosure regarding your Mahogany, Teak-1, Teak-2 and Akasa discoveries indicates that decisions regarding commerciality for each discovery are expected to be made in 2015. However, corresponding disclosure in your 2012 10-K indicates that Mahogany was declared commercial in September 2010, and that decision regarding commerciality of the Teak-1, Teak-2 and Akasa discoveries were expected to be made in 2013. Explain to us, in reasonable detail, the reasons for the changes between years in the status and timing of the progress on these discoveries. Additionally, given the apparent delays, explain to us your basis for concluding that you are making sufficient progress to continue capitalization of these exploratory well costs. See FASB ASC paragraphs 932-360-35-18 through 932-360-35-20.

Under the terms of the West Cape Three Points Petroleum Agreement, a Declaration of Commerciality was submitted over the Mahogany discovery  in September 2010, and a PoD was submitted to Ghana’s Ministry of Energy in May 2011.  The original development plan for Mahogany was a tie-back to the Jubilee FPSO.  Subsequent to the Mahogany PoD submission, we performed additional exploration and appraisal of the Teak and Akasa discoveries.  The close proximity of the discoveries led us to believe that the optimal development of the three discoveries may be a FPSO-based development, apart from the Jubilee FPSO.  However, later appraisal activities did not support a stand-alone development apart from the Jubilee FPSO.  We currently believe that the optimal development plan for each of the discoveries is a tie-back to the Jubilee FPSO.

The Ministry of Energy did not approve the Mahogany PoD that was submitted in May 2011.  In June 2013, we submitted a Notice of Dispute to the Ministry of Energy, as provided under the WCTP petroleum contract.  We entered into negotiations to resolve the Mahogany Notice of Dispute and to better align the appraisal programs of the existing discoveries.  In January 2014, we entered into a Memorandum of Understanding with the Ministry of Energy and GNPC, wherein all parties have settled all matters pertaining to the Notice of Dispute for the Mahogany PoD and the Ministry of Energy has approved the appraisal programs for the Mahogany, Teak and Akasa discoveries.  As part of the Memorandum of Understanding, the appraisal phases of the discoveries were extended through December 31, 2014 and we agreed to perform certain appraisal activities over each of the discoveries.

We are currently performing the following appraisal activities over the discoveries to make a determination on the commerciality of each of the discoveries:

•                  Teak-1 and Teak-2 — we are currently interpreting seismic data that was received in December 2013 and have begun the process of mapping the new dataset.  This mapping will assist in our decision regarding commerciality of the discovery.

•                  Akasa — we recently drilled the Akasa-2A appraisal well.  During 2014, we will perform a gauge interrogation on Akasa-1 to determine if the Akasa-1 and Akasa-2A are in pressure communication.  This determination will assist in our decision regarding commerciality of the discovery.

•                  Mahogany — During 2014, we deepened a Jubilee Field development well to further appraise the Mahogany discovery, which successfully encountered oil and further de-risked the estimated reserves associated with the discovery.  This appraisal well, in combination with a gauge installation in the Mahogany-3 well will provide additional information to assist in our decision regarding commerciality.

The appraisal phase for the discoveries extends through December 31, 2014.  After the appraisal phase expires, we will have 90 days to submit a declaration of commerciality or relinquish such acreage.  Based on the aforementioned activities being performed and other relevant facts and circumstances, we believe we are making sufficient progress in assessing the reserves and the economic viability of the projects to support continued capitalization of the associated costs under FASB ASC paragraphs 932-360-35-19 through 932-360-35-20.

Supplemental Oil and Gas Data (Unaudited), page 132

Net Proved Developed and Undeveloped Reserves, page 132

6.                                      The explanation provided in footnote 4 on page 133 appears to be an aggregation of the changes attributable to two or more separate causes. Please tell us and disclose the net change in reserve quantities, on a disaggregated basis, attributable to drilling and to reservoir performance. Also tell us why you consider the changes resulting from drilling to be revisions rather than due to extensions. For additional guidance on the classification of such changes, please refer to FASB ASC paragraph 932-235-50-5.

The changes resulting from drilling are considered to be revisions rather than extensions because drilling occurred within the proved area and did not extend the limits of the Jubilee Field.  The drilling results substantiated improved reservoir properties, which resulted in an increase of estimated oil in place and proved reserves.

The revision in estimate for proved reserves is due to a 2.5 MMBbl increase associated with drilling results and an 8.5 MMBbl increase associated with improved reservoir performance.  In future filings, we will make a revision similar to the following (updated for applicable facts at the time of filing) to disaggregate the changes attributable to separate causes:

(4) The increase in proved reserves is a result of a 2.5 MMBbl increase associated with improved reservoir properties substantiated by drilling results and an 8.5 MMBbl increase associated with improved reservoir performance.

Exhibit 99.1

7.                                      Please reconcile for us each the differences between the dollar amounts as of December 31, 2013 for each of the following:

•                  Total undiscounted future net revenue of $2,811 million dollars disclosed in Exhibit 99.1 compared to $2,836 million dollars disclosed on page 21 and elsewhere on page 135 of Form 10-K.

•                  Total net present worth discounted at 10% (PV-10) of $2,217 million dollars disclosed in Exhibit 99.1 compared to $2,237 million dollars disclosed as the PV-10 and as the standardized measure of future net cash flows on page 21 and elsewhere on page 135 of Form 10-K.

We record revenue under the sales method of accounting.  Our production is from a FPSO based development in the Jubilee Field offshore Ghana.  Each lifting from the FPSO, which is approximately 1.0 million barrels of oil, is assigned to a Jubilee Unit partner.  Each partner markets and sells each lifting of oil independently from the Jubilee Unit.  At any given time, the amount of oil sold will either be more or less than our current entitlement, which results in an underlift or overlift position.  As of December 31, 2013, our oil entitlement exceeded our oil sales, resulting in an underlift position.

Our December 31, 2013 reserve report did not allow for the underlift position.  The differences between the undiscounted future net revenues and PV-10 in comparison to Exhibit 99.1 are related to our underlift position at December 31, 2013.  The following reconciles the differences between Exhibit 99.1 and the Form 10-K amounts.

	Undiscounted Future Net Revenues	PV-10
	(in millions)
Amounts included in Exhibit 99.1	$2,811	$2,217
Adjustments for underlifted barrels	25	20
Amounts included in Form 10-K	$2,836	$2,237

Form 10-Q for the quarter ended March 31, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

Results of Operations, page 24

8.                                      We noted a significant reduction in workover costs for the quarter ended March 31, 2014 without corresponding description of the factors that lead to it. Please expand your disclosure to better describe and quantify underlying material activities that contributed to the decrease in the workover costs. Refer to Item 303(b)(2) of Regulation S-K.

We respectfully submit that the current disclosures in the Form 10-Q adequately address the material changes in our results of operations.  In future Form 10-K and 10-Q filings, in order to provide additional disclosure to better describe and quantify underlying material activities that contributed to the decrease in the workover costs, we will make a revision similar to the following (updated for applicable facts at the time of filing) to the section “Results of Operations” as noted with underline:

Oil and gas production.  Oil and gas production costs decreased by $8.1 million during the three months ended March 31, 2014 as compared to the three months ended March 31, 2013. The decrease is primarily due to a reduction in well workover costs and non-routine operating costs in the three months ended March 31, 2014 as compared to the three months ended March 31, 2013.  Our workover costs are related to performing workovers on our wells, which are performed on an as needed basis.  We expect the amount of costs associated with workovers to fluctuate based on the activity level during each quarter.

Closing Comments

As requested, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

•                  Commission staff comments or changes to disclosure in response to Commission staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and

•                  the Company may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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To the extent that you have any questions regarding the response contained in this letter, please do not hesitate to contact me at (214) 445-9600.

Sincerely,

/s/ W. Greg Dunlevy
W. Greg Dunlevy
Executive Vice President and
Chief Financial Officer

cc:                                Andy Inglis
Richard D. Truesdell, Jr., Esq.